SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                          FORM 11-K

         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
             THE SECURITIES EXCHANGE ACT OF 1934


         For the fiscal year ended December 31, 1994

                Commission file number 1-3004




                   Illinois Power Company
                   Incentive Savings Plan
                for Employees Covered Under a
               Collective Bargaining Agreement
                  (Full title of the plan)








                    Illinova Corporation
                    500 South 27th Street
                   Decatur, Illinois 62525

           (Name of issuer of the securities held
            pursuant to the plan and the address
             of its principal executive office.)

















                   ILLINOIS POWER COMPANY
                   INCENTIVE SAVINGS PLAN
                FOR EMPLOYEES COVERED UNDER A
               COLLECTIVE BARGAINING AGREEMENT


                    FINANCIAL STATEMENTS
                 AND ADDITIONAL INFORMATION




                      DECEMBER 31, 1994


                   ILLINOIS POWER COMPANY
                   INCENTIVE SAVINGS PLAN
                FOR EMPLOYEES COVERED UNDER A
               COLLECTIVE BARGAINING AGREEMENT


  Index to Financial Statements and Additional Information
                                Financial Statements:
                                                    PAGE

    Report of Independent Accountants                 1

  Statement of Net Assets Available for
  Benefits with fund information as of
  December 31, 1994 and 1993                          2-12

  Statement of Changes in Net Assets Available
  for Benefits with fund information for the
  years ended December 31, 1994 and 1993             13-23

  Notes to Financial Statements                      24-33


Additional Information:

     Schedule  I - Schedule of Assets Held for Investment
Purposes

     Schedule II - Schedule of Reportable Transactions






  NOTE:       Schedules not included with this supplementary
information have been omitted because they are not applicable.


One Boatmen's Plaza
St. Louis, MO  63101


Price Waterhouse LLP




              REPORT OF INDEPENDENT ACCOUNTANTS



June 23, 1995


To the Participants and Administrator
of the Illinois Power Company
Incentive Savings Plan for Employees
Covered Under a Collective Bargaining Agreement


In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statements of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the Illinois Power Company Incentive Savings Plan for Employees Covered Under a Collective Bargaining Agreement at December 31, 1994 and 1993 and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



by /s/ Price Waterhouse LLP

ILLINOIS POWER COMPANY
INCENTIVE  SAVINGS PLAN FOR EMPLOYEES
COVERED
UNDER    A    COLLECTIVE   BARGAINING
AGREEMENT

Statement of Net Assets Available for
Benefits
As of December 31, 1994

                                          Money      Guaranteed
                                         Market      Investment
                                          Fund          Fund
ASSETS:

      Cash    and   Temporary    Cash            $0         $734
Investments
   Investments at Fair Value                      0    3,752,187
                                      ------------- ------------
      Total Investments                           0    3,752,921

   Dividends and Interest Receivable              0       14,890
   Employee Contributions Receivable              0            0
   Employer Contributions Receivable              0            0
   Loan Repayments Receivable                     0            0
   Loans Outstanding                              0            0
   Pending Fund-to-Fund Transfers                 0            0
   Pending Plan-to-Plan Transfers                 0        2,692
                                      ------------- ------------
      Other Assets                                0       17,582
                                      ------------- ------------
   Total Assets                                   0    3,770,503
                                      ------------- ------------

LIABILITIES:
   Accrued Expenses                               0            0
                                      ------------- ------------
   Total Liabilities                              0            0
                                      ------------- ------------
NET ASSETS AVAILABLE FOR BENEFITS                $0   $3,770,503
                                      ============= ============

See  Accompanying Notes to  Financial
Statements
ILLINOIS POWER COMPANY
INCENTIVE  SAVINGS PLAN FOR EMPLOYEES
COVERED
UNDER    A    COLLECTIVE   BARGAINING
AGREEMENT

Statement of Net Assets Available for
Benefits
As of December 31, 1994

                                         Equity      Retirement
                                         Income        Growth
                                          Fund          Fund
ASSETS:

      Cash    and   Temporary    Cash          $134         $105
Investments
   Investments at Fair Value              8,100,130   12,131,513
                                      ------------- ------------
      Total Investments                   8,100,264   12,131,618

   Dividends and Interest Receivable             48           39
   Employee Contributions Receivable            200           80
   Employer Contributions Receivable              0            0
   Loan Repayments Receivable                 (715)        5,617
   Loans Outstanding                              0            0
   Pending Fund-to-Fund Transfers                 0            0
   Pending Plan-to-Plan Transfers            28,910       55,450
                                      ------------- ------------
      Other Assets                           28,443       61,186
                                      ------------- ------------
   Total Assets                           8,128,707   12,192,804
                                      ------------- ------------

LIABILITIES:
   Accrued Expenses                               0            0
                                      ------------- ------------
   Total Liabilities                              0            0
                                      ------------- ------------
NET ASSETS AVAILABLE FOR BENEFITS        $8,128,707  $12,192,804
                                      ============= ============
See  Accompanying Notes to  Financial
Statements
ILLINOIS POWER COMPANY
INCENTIVE  SAVINGS PLAN FOR EMPLOYEES
COVERED
UNDER    A    COLLECTIVE   BARGAINING
AGREEMENT

Statement of Net Assets Available for
Benefits
As of December 31, 1994

                                                      Illinova
                                        Balanced       Stock
                                          Fund          Fund
ASSETS:

      Cash    and   Temporary    Cash            $0      $49,811
Investments
   Investments at Fair Value                      0   15,247,637
                                      ------------- ------------
      Total Investments                           0   15,297,448

   Dividends and Interest Receivable              0          216
   Employee Contributions Receivable              0            0
   Employer Contributions Receivable              0    2,687,050
   Loan Repayments Receivable                     0          753
   Loans Outstanding                              0            0
   Pending Fund-to-Fund Transfers                 0            0
   Pending Plan-to-Plan Transfers                 0       23,688
                                      ------------- ------------
      Other Assets                                0    2,711,707
                                      ------------- ------------
   Total Assets                                   0   18,009,155
                                      ------------- ------------

LIABILITIES:
   Accrued Expenses                               0       12,138
                                      ------------- ------------
   Total Liabilities                              0       12,138
                                      ------------- ------------
NET ASSETS AVAILABLE FOR BENEFITS                $0  $17,997,017
                                      ============= ============

See  Accompanying Notes to  Financial
Statements
ILLINOIS POWER COMPANY
INCENTIVE  SAVINGS PLAN FOR EMPLOYEES
COVERED
UNDER    A    COLLECTIVE   BARGAINING
AGREEMENT

Statement of Net Assets Available for
Benefits
As of December 31, 1994

                                                       Asset
                                                      Manager
                                          Loan         Income
                                          Fund          Fund
ASSETS:

      Cash    and   Temporary    Cash        $5,483           $0
Investments
   Investments at Fair Value                      0      130,974
                                      ------------- ------------
      Total Investments                       5,483      130,974

   Dividends and Interest Receivable         27,007            0
   Employee Contributions Receivable              0            0
   Employer Contributions Receivable              0            0
   Loan Repayments Receivable               (5,556)           71
   Loans Outstanding                      1,511,850            0
   Pending Fund-to-Fund Transfers                 0            0
   Pending Plan-to-Plan Transfers                 0         (65)
                                      ------------- ------------
      Other Assets                        1,533,301            6
                                      ------------- ------------
   Total Assets                           1,538,784      130,980
                                      ------------- ------------

LIABILITIES:
   Accrued Expenses                               0            0
                                      ------------- ------------
   Total Liabilities                              0            0
                                      ------------- ------------
NET ASSETS AVAILABLE FOR BENEFITS        $1,538,784     $130,980
                                      ============= ============
See  Accompanying Notes to  Financial
Statements
ILLINOIS POWER COMPANY
INCENTIVE  SAVINGS PLAN FOR EMPLOYEES
COVERED
UNDER    A    COLLECTIVE   BARGAINING
AGREEMENT

Statement of Net Assets Available for
Benefits
As of December 31, 1994

                                      Asset Manager    Asset
                                         Growth       Manager
                                          Fund          Fund
ASSETS:

      Cash    and   Temporary    Cash            $4          $32
Investments
   Investments at Fair Value              1,441,551    2,556,194
                                      ------------- ------------
      Total Investments                   1,441,555    2,556,226

   Dividends and Interest Receivable             21           36
   Employee Contributions Receivable              0          120
   Employer Contributions Receivable              0            0
   Loan Repayments Receivable                   753      (2,012)
   Loans Outstanding                              0            0
   Pending Fund-to-Fund Transfers                 0            0
   Pending Plan-to-Plan Transfers             5,040          945
                                      ------------- ------------
      Other Assets                            5,814        (911)
                                      ------------- ------------
   Total Assets                           1,447,369    2,555,315
                                      ------------- ------------

LIABILITIES:
   Accrued Expenses                               0            0
                                      ------------- ------------
   Total Liabilities                              0            0
                                      ------------- ------------
NET ASSETS AVAILABLE FOR BENEFITS        $1,447,369   $2,555,315
                                      ============= ============
See  Accompanying Notes to  Financial
Statements
ILLINOIS POWER COMPANY
INCENTIVE  SAVINGS PLAN FOR EMPLOYEES
COVERED
UNDER    A    COLLECTIVE   BARGAINING
AGREEMENT

Statement of Net Assets Available for
Benefits
As of December 31, 1994

                                                      Managed
                                                       Income
                                      International  Portfolio
                                          Fund          Fund
ASSETS:

      Cash    and   Temporary    Cash           $12         $579
Investments
   Investments at Fair Value                932,336    7,438,290
                                      ------------- ------------
      Total Investments                     932,348    7,438,869

   Dividends and Interest Receivable             29       36,890
   Employee Contributions Receivable              0            0
   Employer Contributions Receivable              0            0
   Loan Repayments Receivable                 1,066          608
   Loans Outstanding                              0            0
   Pending Fund-to-Fund Transfers                 0            0
   Pending Plan-to-Plan Transfers             5,101        4,175
                                      ------------- ------------
      Other Assets                            6,196       41,673
                                      ------------- ------------
   Total Assets                             938,544    7,480,542
                                      ------------- ------------

LIABILITIES:
   Accrued Expenses                               0            0
                                      ------------- ------------
   Total Liabilities                              0            0
                                      ------------- ------------
NET ASSETS AVAILABLE FOR BENEFITS          $938,544   $7,480,542
                                      ============= ============

See  Accompanying Notes to  Financial
Statements

ILLINOIS POWER COMPANY
INCENTIVE   SAVINGS  PLAN  FOR  EMPLOYEES
COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

Statement  of  Net Assets  Available  for
Benefits
As of December 31, 1994

                                             Total
                                           All Funds
ASSETS:

   Cash and Temporary Cash Investments         $56,894
   Investments at Fair Value                51,730,812
                                          ------------
      Total Investments                     51,787,706

   Dividends and Interest Receivable            79,176
   Employee Contributions Receivable               400
   Employer Contributions Receivable         2,687,050
   Loan Repayments Receivable                      585
   Loans Outstanding                         1,511,850
   Pending Fund-to-Fund Transfers                    0
   Pending Plan-to-Plan Transfers              125,936
                                          ------------
      Other Assets                           4,404,997
                                          ------------
   Total Assets                             56,192,703
                                          ------------

LIABILITIES:
   Accrued Expenses                             12,138
                                          ------------
   Total Liabilities                            12,138
                                          ------------
NET ASSETS AVAILABLE FOR BENEFITS          $56,180,565
                                          ============



See   Accompanying  Notes  to   Financial
Statements


ILLINOIS POWER COMPANY
INCENTIVE  SAVINGS PLAN  FOR  EMPLOYEES
COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

Statement  of Net Assets Available  for
Benefits
As of December 31, 1993

                                           Money      Guaranteed
                                           Market     Investment
                                            Fund         Fund
ASSETS:

   Cash and Temporary Cash Investments            $0     $25,668
   Investments at Fair Value               1,493,405  11,148,244
                                        ------------ ------------
      Total Investments                    1,493,405  11,173,912

   Dividends and Interest Receivable           3,975      54,184
   Employee Contributions Receivable             314       2,987
   Employer Contributions Receivable               0           0
   Loans Outstanding                               0           0
   Pending Fund-to-Fund Transfers            (2,853)    (12,406)
                                        ------------ ------------
      Other Assets                             1,436      44,765
                                        ------------ ------------
   Total Assets                            1,494,841  11,218,677
                                        ------------ ------------

LIABILITIES:
   Investment Purchases Payable                    0           0
   Other Accrued Expenses                          0         911
                                        ------------ ------------
   Total Liabilities                               0         911
                                        ------------ ------------
NET ASSETS AVAILABLE FOR BENEFITS         $1,494,841 $11,217,766
                                        ============ ============


See  Accompanying  Notes  to  Financial
Statements
ILLINOIS POWER COMPANY
INCENTIVE  SAVINGS PLAN  FOR  EMPLOYEES
COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

Statement  of Net Assets Available  for
Benefits
As of December 31, 1993

                                           Equity     Retirement
                                           Income       Growth
                                            Fund         Fund
ASSETS:

   Cash and Temporary Cash Investments            $0          $0
   Investments at Fair Value               6,724,453  10,064,078
                                        ------------ ------------
      Total Investments                    6,724,453  10,064,078

   Dividends and Interest Receivable              10          16
   Employee Contributions Receivable         (2,075)     (2,832)
   Employer Contributions Receivable               0           0
   Loans Outstanding                               0           0
   Pending Fund-to-Fund Transfers            (7,102)       (944)
                                        ------------ ------------
      Other Assets                           (9,167)     (3,760)
                                        ------------ ------------
   Total Assets                            6,715,286  10,060,318
                                        ------------ ------------

LIABILITIES:
   Investment Purchases Payable                    0           0
   Other Accrued Expenses                          0           0
                                        ------------ ------------
   Total Liabilities                               0           0
                                        ------------ ------------
NET ASSETS AVAILABLE FOR BENEFITS         $6,715,286 $10,060,318
                                        ============ ============


See  Accompanying  Notes  to  Financial
Statements
ILLINOIS POWER COMPANY
INCENTIVE  SAVINGS PLAN  FOR  EMPLOYEES
COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

Statement  of Net Assets Available  for
Benefits
As of December 31, 1993

                                          Balanced     IP Stock
                                            Fund         Fund
ASSETS:

   Cash and Temporary Cash Investments            $0     $31,819
   Investments at Fair Value               1,714,527  14,175,045
                                        ------------ ------------
      Total Investments                    1,714,527  14,206,864

   Dividends and Interest Receivable               3         121
   Employee Contributions Receivable             853          59
   Employer Contributions Receivable               0   1,070,711
   Loans Outstanding                               0           0
   Pending Fund-to-Fund Transfers            (3,602)     (1,623)
                                        ------------ ------------
      Other Assets                           (2,746)   1,069,268
                                        ------------ ------------
   Total Assets                            1,711,781  15,276,132
                                        ------------ ------------

LIABILITIES:
   Investment Purchases Payable                    0         785
   Other Accrued Expenses                          0      10,486
                                        ------------ ------------
   Total Liabilities                               0      11,271
                                        ------------ ------------
NET ASSETS AVAILABLE FOR BENEFITS         $1,711,781 $15,264,861
                                        ============ ============


See  Accompanying  Notes  to  Financial
Statements

ILLINOIS POWER COMPANY
INCENTIVE  SAVINGS PLAN  FOR  EMPLOYEES
COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

Statement  of Net Assets Available  for
Benefits
As of December 31, 1993

                                           Loan        Total
                                           Fund      All Funds
ASSETS:

   Cash and Temporary Cash Investments       $3,813     $61,300
   Investments at Fair Value                      0  45,319,752
                                        ----------- -----------
      Total Investments                       3,813  45,381,052

   Dividends and Interest Receivable              4      58,313
   Employee Contributions Receivable              0       (694)
   Employer Contributions Receivable              0   1,070,711
   Loans Outstanding                      1,246,402   1,246,402
   Pending Fund-to-Fund Transfers            28,530           0
                                        ----------- -----------
      Other Assets                        1,274,936   2,374,732
                                        ----------- -----------
   Total Assets                           1,278,749  47,755,784
                                        ----------- -----------

LIABILITIES:
   Investment Purchases Payable                   0         785
   Other Accrued Expenses                         0      11,397
                                        ----------- -----------
   Total Liabilities                              0      12,182
                                        ----------- -----------
NET ASSETS AVAILABLE FOR BENEFITS        $1,278,749 $47,743,602
                                        =========== ===========


See  Accompanying  Notes  to  Financial
Statements

ILLINOIS POWER COMPANY
INCENTIVE  SAVINGS PLAN FOR  EMPLOYEES
COVERED
UNDER    A    COLLECTIVE    BARGAINING
AGREEMENT

Statement  of  Changes in  Net  Assets
Available for Benefits
for the Year Ended December 31, 1994
                                           Money      Guaranteed
                                           Market     Investment
                                            Fund         Fund
Sources of Participants' Equity:
   Contributions:
      Employee                               $69,994    $612,006
      Employer                                     0           0
      Fund-to-Fund Transfers             (1,534,516) (7,850,113)
      Plan-to-Plan Transfers                   (804)     (1,480)
      Loan Repayments                          7,562      51,571
                                       -------------  ------------
                                         (1,457,764) (7,188,016)
                                       -------------  ------------
   Investment Activities:
      Dividend Income                              0           0
      Interest Income                         20,417     396,332
      Loan Interest                                0           0
      Net Change in Fair Value
        of Investments                             0           0
                                       -------------  ------------
                                              20,417     396,332
                                       -------------  ------------
Application of Participants' Equity:
   Loans to Participants                      16,750     168,310
   Distributions to Active and
     Terminated Participants                  40,744     482,846
   Administrative and Miscellaneous
     Expenses                                      0       4,423
                                       -------------  ------------
                                              57,494     655,579
                                       -------------  ------------
Increase (Decrease) in Net Assets
   Available for Benefits                (1,494,841) (7,447,263)

Net Assets Available for Benefits,
   Beginning of Year                       1,494,841  11,217,766
                                       -------------  ------------
Net Assets Available for Benefits,
   End of Year                                    $0  $3,770,503
                                       =============  ============
See  Accompanying Notes  to  Financial
Statements
ILLINOIS POWER COMPANY
INCENTIVE  SAVINGS PLAN FOR  EMPLOYEES
COVERED
UNDER    A    COLLECTIVE    BARGAINING
AGREEMENT

Statement  of  Changes in  Net  Assets
Available for Benefits
for the Year Ended December 31, 1994
                                           Equity     Retirement
                                           Income       Growth
                                            Fund         Fund
Sources of Participants' Equity:
   Contributions:
      Employee                            $1,417,940  $2,016,069
      Employer                                     0           0
      Fund-to-Fund Transfers                 184,666     187,231
      Plan-to-Plan Transfers                  65,419     224,058
      Loan Repayments                        107,969     198,947
                                       -------------  ------------
                                           1,775,994   2,626,305
                                       -------------  ------------
   Investment Activities:
      Dividend Income                        729,503   1,254,332
      Interest Income                            533         898
      Loan Interest                                0           0
      Net Change in Fair Value
        of Investments                     (726,036) (1,262,788)
                                       -------------  ------------
                                               4,000     (7,558)
                                       -------------  ------------
Application of Participants' Equity:
   Loans to Participants                     161,777     233,133
   Distributions to Active and
     Terminated Participants                 204,796     253,128
   Administrative and Miscellaneous
     Expenses                                      0           0
                                       -------------  ------------
                                             366,573     486,261
                                       -------------  ------------
Increase (Decrease) in Net Assets
   Available for Benefits                  1,413,421   2,132,486

Net Assets Available for Benefits,
   Beginning of Year                       6,715,286  10,060,318
                                       -------------  ------------
Net Assets Available for Benefits,
   End of Year                            $8,128,707 $12,192,804
                                       =============  ============
See  Accompanying Notes  to  Financial
Statements
ILLINOIS POWER COMPANY
INCENTIVE  SAVINGS PLAN FOR  EMPLOYEES
COVERED
UNDER    A    COLLECTIVE    BARGAINING
AGREEMENT

Statement  of  Changes in  Net  Assets
Available for Benefits
for the Year Ended December 31, 1994
                                                       Illinova
                                          Balanced      Stock
                                            Fund         Fund
Sources of Participants' Equity:
   Contributions:
      Employee                              $134,904     $73,505
      Employer                                     0   2,831,639
      Fund-to-Fund Transfers             (1,760,823)   (208,268)
      Plan-to-Plan Transfers                     424      44,458
      Loan Repayments                          5,781      12,389
                                       -------------  ------------
                                         (1,619,714)   2,753,723
                                       -------------  ------------
   Investment Activities:
      Dividend Income                         13,472     538,950
      Interest Income                            134       3,666
      Loan Interest                                0           0
      Net Change in Fair Value
        of Investments                      (79,595)     172,391
                                       -------------  ------------
                                            (65,989)     715,007
                                       -------------  ------------
Application of Participants' Equity:
   Loans to Participants                      14,965      24,653
   Distributions to Active and
     Terminated Participants                  11,113     679,872
   Administrative and Miscellaneous
     Expenses                                      0      32,049
                                       -------------  ------------
                                              26,078     736,574
                                       -------------  ------------
Increase (Decrease) in Net Assets
   Available for Benefits                (1,711,781)   2,732,156

Net Assets Available for Benefits,
   Beginning of Year                       1,711,781  15,264,861
                                       -------------  ------------
Net Assets Available for Benefits,
   End of Year                                    $0 $17,997,017
                                       =============  ============
See  Accompanying Notes  to  Financial
Statements
ILLINOIS POWER COMPANY
INCENTIVE  SAVINGS PLAN FOR  EMPLOYEES
COVERED
UNDER    A    COLLECTIVE    BARGAINING
AGREEMENT

Statement  of  Changes in  Net  Assets
Available for Benefits
for the Year Ended December 31, 1994
                                                        Asset
                                                       Manager
                                            Loan        Income
                                            Fund         Fund
Sources of Participants' Equity:
   Contributions:
      Employee                                    $0     $57,102
      Employer                                     0           0
      Fund-to-Fund Transfers                (28,530)      73,055
      Plan-to-Plan Transfers                  22,543     (3,100)
      Loan Repayments                      (561,665)       5,402
                                       -------------  ------------
                                           (567,652)     132,459
                                       -------------  ------------
   Investment Activities:
      Dividend Income                              0       3,977
      Interest Income                             42           1
      Loan Interest                          107,719           0
      Net Change in Fair Value
        of Investments                             0     (3,791)
                                       -------------  ------------
                                             107,761         187
                                       -------------  ------------
Application of Participants' Equity:
   Loans to Participants                   (719,926)         456
   Distributions to Active and
     Terminated Participants                       0       1,210
   Administrative and Miscellaneous
     Expenses                                      0           0
                                       -------------  ------------
                                           (719,926)       1,666
                                       -------------  ------------
Increase (Decrease) in Net Assets
   Available for Benefits                    260,035     130,980

Net Assets Available for Benefits,
   Beginning of Year                       1,278,749           0
                                       -------------  ------------
Net Assets Available for Benefits,
   End of Year                            $1,538,784    $130,980
                                       =============  ============
See  Accompanying Notes  to  Financial
Statements
ILLINOIS POWER COMPANY
INCENTIVE  SAVINGS PLAN FOR EMPLOYEES
COVERED
UNDER    A    COLLECTIVE   BARGAINING
AGREEMENT

Statement  of Changes in  Net  Assets
Available for Benefits
for the Year Ended December 31, 1994
                                      Asset Manager    Asset
                                         Growth       Manager
                                          Fund          Fund
Sources of Participants' Equity:
   Contributions:
      Employee                             $273,583     $438,759
      Employer                                    0            0
      Fund-to-Fund Transfers              1,242,008    2,232,755
      Plan-to-Plan Transfers                (7,272)        7,173
      Loan Repayments                        15,308       22,015
                                      ------------- ------------
                                          1,523,627    2,700,702
                                      ------------- ------------
   Investment Activities:
      Dividend Income                        38,594       76,948
      Interest Income                            42          104
      Loan Interest                               0            0
      Net Change in Fair Value
        of Investments                     (82,842)    (131,910)
                                      ------------- ------------
                                           (44,206)     (54,858)
                                      ------------- ------------
Application of Participants' Equity:
   Loans to Participants                     16,484       37,221
   Distributions to Active and
     Terminated Participants                 15,568       53,308
   Administrative and Miscellaneous
     Expenses                                     0            0
                                      ------------- ------------
                                             32,052       90,529
                                      ------------- ------------
Increase (Decrease) in Net Assets
   Available for Benefits                 1,447,369    2,555,315

Net Assets Available for Benefits,
   Beginning of Year                              0            0
                                      ------------- ------------
Net Assets Available for Benefits,
   End of Year                           $1,447,369   $2,555,315
                                      ============= ============
See  Accompanying Notes to  Financial
Statements

ILLINOIS POWER COMPANY
INCENTIVE  SAVINGS PLAN FOR EMPLOYEES
COVERED
UNDER    A    COLLECTIVE   BARGAINING
AGREEMENT

Statement  of Changes in  Net  Assets
Available for Benefits
for the Year Ended December 31, 1994
                                                      Managed
                                                       Income
                                      International  Portfolio
                                          Fund          Fund
Sources of Participants' Equity:
   Contributions:
      Employee                             $221,190     $724,198
      Employer                                    0            0
      Fund-to-Fund Transfers                730,437    6,732,098
      Plan-to-Plan Transfers                  3,233       33,971
      Loan Repayments                        22,796       79,761
                                      ------------- ------------
                                            977,656    7,570,028
                                      ------------- ------------
   Investment Activities:
      Dividend Income                        28,611      206,605
      Interest Income                            33          259
      Loan Interest                               0            0
      Net Change in Fair Value
        of Investments                     (49,569)            0
                                      ------------- ------------
                                           (20,925)      206,864
                                      ------------- ------------
Application of Participants' Equity:
   Loans to Participants                      4,642       41,535
   Distributions to Active and
     Terminated Participants                 13,545      254,815
   Administrative and Miscellaneous
     Expenses                                     0            0
                                      ------------- ------------
                                             18,187      296,350
                                      ------------- ------------
Increase (Decrease) in Net Assets
   Available for Benefits                   938,544    7,480,542

Net Assets Available for Benefits,
   Beginning of Year                              0            0
                                      ------------- ------------
Net Assets Available for Benefits,
   End of Year                             $938,544   $7,480,542
                                      ============= ============
See  Accompanying Notes to  Financial
Statements

ILLINOIS POWER COMPANY
INCENTIVE  SAVINGS PLAN FOR EMPLOYEES
COVERED
UNDER    A    COLLECTIVE   BARGAINING
AGREEMENT

Statement  of Changes in  Net  Assets
Available for Benefits
for the Year Ended December 31, 1994
                                          Total
                                        All Funds
Sources of Participants' Equity:
   Contributions:
      Employee                           $6,039,250
      Employer                            2,831,639
      Fund-to-Fund Transfers                      0
      Plan-to-Plan Transfers                388,623
      Loan Repayments                      (32,164)
                                      -------------
                                          9,227,348
                                      -------------
   Investment Activities:
      Dividend Income                     2,890,992
      Interest Income                       422,461
      Loan Interest                         107,719
      Net Change in Fair Value
        of Investments                  (2,164,140)
                                      -------------
                                          1,257,032
                                      -------------
Application of Participants' Equity:
   Loans to Participants                          0
   Distributions to Active and
     Terminated Participants              2,010,945
   Administrative and Miscellaneous
     Expenses                                36,472
                                      -------------
                                          2,047,417
                                      -------------
Increase (Decrease) in Net Assets
   Available for Benefits                 8,436,963

Net Assets Available for Benefits,
   Beginning of Year                     47,743,602
                                      -------------
Net Assets Available for Benefits,
   End of Year                          $56,180,565
                                      =============
See  Accompanying Notes to  Financial
Statements
ILLINOIS POWER COMPANY
INCENTIVE  SAVINGS PLAN FOR EMPLOYEES
COVERED
UNDER    A    COLLECTIVE   BARGAINING
AGREEMENT

Statement  of Changes in  Net  Assets
Available for Benefits
for the Year Ended December 31, 1993
                                          Money      Guaranteed
                                         Market      Investment
                                          Fund          Fund
Sources of Participants' Equity:
   Contributions:
      Employee                             $286,857   $1,654,412
      Employer                                    0            0
      Fund-to-Fund Transfers              (271,887)    (313,118)
      Plan-to-Plan Transfers                    493        (678)
                                        ----------- ------------
                                             15,463    1,340,616
                                        ----------- ------------
   Investment Activities:
      Dividend Income                             0            0
      Interest Income                        43,571      678,544
      Loan Interest                               0            0
      Net Change in Fair Value
        of Investments                      (1,713)           34
                                        ----------- ------------
                                             41,858      678,578
                                        ----------- ------------
Application of Participants' Equity:
   Loan Repayments                                0            0
   Distributions to Active and
     Terminated Participants                 19,906      459,245
   Administrative and Miscellaneous
     Expenses                                     0       10,569
                                        ----------- ------------
                                             19,906      469,814
                                        ----------- ------------
Increase (Decrease) in Net Assets
   Available for Benefits                    37,415    1,549,380

Net Assets Available for Benefits,
   Beginning of Year                      1,457,426    9,668,386
                                        ----------- ------------
Net Assets Available for Benefits,
   End of Year                           $1,494,841  $11,217,766
                                        =========== ============
See  Accompanying Notes to  Financial
Statements
ILLINOIS POWER COMPANY
INCENTIVE  SAVINGS PLAN FOR EMPLOYEES
COVERED
UNDER    A    COLLECTIVE   BARGAINING
AGREEMENT

Statement  of Changes in  Net  Assets
Available for Benefits
for the Year Ended December 31, 1993
                                      Equity Income  Retirement
                                          Fund         Growth
                                                        Fund
Sources of Participants' Equity:
   Contributions:
      Employee                           $1,163,077   $1,691,427
      Employer                                    0            0
      Fund-to-Fund Transfers                550,530      183,437
      Plan-to-Plan Transfers                 15,016        7,679
                                        ----------- ------------
                                          1,728,623    1,882,543
                                        ----------- ------------
   Investment Activities:
      Dividend Income                       217,789      937,939
      Interest Income                           474          895
      Loan Interest                               0            0
      Net Change in Fair Value
        of Investments                      774,481      726,277
                                        ----------- ------------
                                            992,744    1,665,111
                                        ----------- ------------
Application of Participants' Equity:
   Loan Repayments                                0            0
   Distributions to Active and
     Terminated Participants                156,204      208,362
   Administrative and Miscellaneous
     Expenses                                     0            0
                                        ----------- ------------
                                            156,204      208,362
                                        ----------- ------------
Increase (Decrease) in Net Assets
   Available for Benefits                 2,565,163    3,339,292

Net Assets Available for Benefits,
   Beginning of Year                      4,150,123    6,721,026
                                        ----------- ------------
Net Assets Available for Benefits,
   End of Year                           $6,715,286  $10,060,318
                                        =========== ============
See  Accompanying Notes to  Financial
Statements
ILLINOIS POWER COMPANY
INCENTIVE  SAVINGS PLAN FOR EMPLOYEES
COVERED
UNDER    A    COLLECTIVE   BARGAINING
AGREEMENT

Statement  of Changes in  Net  Assets
Available for Benefits
for the Year Ended December 31, 1993
                                      Balanced Fund   IP Stock
                                                        Fund
Sources of Participants' Equity:
   Contributions:
      Employee                             $531,574      $52,480
      Employer                                    0    1,788,239
      Fund-to-Fund Transfers               (57,598)    (411,946)
      Plan-to-Plan Transfers                  (419)       59,429
                                        ----------- ------------
                                            473,557    1,488,202
                                        ----------- ------------
   Investment Activities:
      Dividend Income                        85,188      499,344
      Interest Income                           260        2,112
      Loan Interest                               0            0
      Net Change in Fair Value
        of Investments                        1,232       95,256
                                        ----------- ------------
                                             86,680      596,712
                                        ----------- ------------
Application of Participants' Equity:
   Loan Repayments                                0            0
   Distributions to Active and
     Terminated Participants                 17,037      909,428
   Administrative and Miscellaneous
     Expenses                                     0       30,239
                                        ----------- ------------
                                             17,037      939,667
                                        ----------- ------------
Increase (Decrease) in Net Assets
   Available for Benefits                   543,200    1,145,247

Net Assets Available for Benefits,
   Beginning of Year                      1,168,581   14,119,614
                                        ----------- ------------
Net Assets Available for Benefits,
   End of Year                           $1,711,781  $15,264,861
                                        =========== ============
See  Accompanying Notes to  Financial
Statements
ILLINOIS POWER COMPANY
INCENTIVE  SAVINGS PLAN FOR EMPLOYEES
COVERED
UNDER    A    COLLECTIVE   BARGAINING
AGREEMENT

Statement  of Changes in  Net  Assets
Available for Benefits
for the Year Ended December 31, 1993
                                          Loan         Total
                                          Fund       All Funds
Sources of Participants' Equity:
   Contributions:
      Employee                                   $0   $5,379,827
      Employer                                    0    1,788,239
      Fund-to-Fund Transfers                320,582            0
      Plan-to-Plan Transfers                (8,352)       73,168
                                        ----------- ------------
                                            312,230    7,241,234
                                        ----------- ------------
   Investment Activities:
      Dividend Income                             0    1,740,260
      Interest Income                            12      725,868
      Loan Interest                          41,603       41,603
      Net Change in Fair Value
        of Investments                            0    1,595,567
                                        ----------- ------------
                                             41,615    4,103,298
                                        ----------- ------------
Application of Participants' Equity:
   Loan Repayments                           40,404       40,404
   Distributions to Active and
     Terminated Participants                      0    1,770,182
   Administrative and Miscellaneous
     Expenses                              (13,219)       27,589
                                        ----------- ------------
                                             27,185    1,838,175
                                        ----------- ------------
Increase (Decrease) in Net Assets
   Available for Benefits                   326,660    9,506,357

Net Assets Available for Benefits,
   Beginning of Year                        952,089   38,237,245
                                        ----------- ------------
Net Assets Available for Benefits,
   End of Year                           $1,278,749  $47,743,602
                                        =========== ============
See  Accompanying Notes to  Financial
Statements
                      ILLINOIS POWER COMPANY
                      INCENTIVE SAVINGS PLAN
                   FOR EMPLOYEES COVERED UNDER A
                  COLLECTIVE BARGAINING AGREEMENT


                   NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN:


  General:

  The Illinois Power Company Incentive Savings Plan for Employees Covered Under a Collective Bargaining Agreement (the Plan) is sponsored by Illinois Power Company (the Company). The Plan became effective as of January 1, 1987, and is administered by the Company. Assets of the Plan are held and managed by State Street Bank and Trust Company of Boston, Massachusetts (the Trustee), as trustee and custodian. The purpose of the Plan is to enable participants to invest a portion of their salaries in tax-deferred savings as allowed by the Internal Revenue Code. The Plan is subject to and in compliance with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

  On May 27, 1994, Illinois Power Company became a wholly-owned subsidiary of the newly formed Illinova Corporation (Illinova).
Illinois Power Company remains the sponsor and administrator of the Plan.

  Participation:

  All employees of the Company who are covered under a collective bargaining agreement are eligible to participate in the Plan. Participation is voluntary. Upon termination of employment with the Company, active participation ceases. Former employees can choose to liquidate their accounts or to leave them in the Plan. Earnings will continue to accrue on undistributed accounts. All accounts, whether for active or former employees, are fully vested.

  Plan Changes and Amendments:

  During the first quarter of 1994, a decision was made to change the investment options in the Plan, with five new funds added, two funds eliminated, and one fund being phased out.

  Effective April 1, 1994, new contributions and balances transferred from other options could be invested in five new Fidelity Investments funds: the Managed Income Portfolio, the Asset Manager Income fund, the Asset Manager fund, the Asset Manager Growth fund and the International Growth and Income fund. New contributions could also be made, or balances transferred to, the Fidelity Equity Income fund, the Fidelity Retirement Growth fund, or the Stock fund, which were not affected by the changes.

  Also effective April 1, 1994, no more contributions were accepted into the Money Market fund or the Phoenix Balanced fund.
Any dollars remaining in those funds at June 1, 1994 were transferred into the Managed Income Portfolio or Asset Manager fund, respectively.

  As of June 30, 1994, the administrator started phasing out the Guaranteed Investment Contract option. No funds could be contributed or transferred to the GICs after that date. Two of the three investment contracts matured on June 30, 1994, and funds remaining in those contracts were transferred to the Managed Income Portfolio. Funds remaining in the third investment contract may remain there until June 30, 1996, at which time the contract will mature and remaining funds will be transferred to the Managed Income Portfolio.

  Effective May 27, 1994, the Plan was amended to redefine "Company Common Stock" as shares of Illinova, rather than Illinois Power. Shares of IP stock in participants' accounts were replaced with shares of Illinova. Contributions to the stock fund now purchase Illinova shares, and the Match and Incentive Compensation shares provided by the Company are shares of Illinova.


  The Plan has also been amended to increase the employer matching contributions. As of January 1, 1995, the match will be increased to 50% of the first $80 of salary deferrals per month and 25% of the balance of the deferrals per month, up to 6% of the employee's base earnings for the month.

  The age at which participants are required to withdraw their accounts has been changed. Participants may now defer taking distribution of their accounts until age 70 1/2. In addition, the Plan was amended to allow direct rollover of eligible distributions from the Plan to an individual retirement account or a qualified plan of another employer. Another amendment limits the number of allowable outstanding loans to three. Some other technical language concerning distributions was amended to meet Internal Revenue Code requirements.

  In accordance with the requirements of the Internal Revenue
Code, the compensation limit for discrimination testing was lowered to the legal limit.

  Contributions:

  Participants may make before-tax contributions by payroll deduction up to the legal dollar limit. Participants may also make after-tax contributions in cash or by payroll deduction. Total contributions are limited to the applicable percentage limit set by law. A participant may also "roll-over" into the Plan amounts previously invested in another retirement plan.

  Participants have the option of directing their contributions into any or all of the eight investment funds in the proportions they choose. They may change their direction options or transfer amounts from fund to fund on a monthly basis.


  The Company contributes a monthly matching contribution to the Plan equal to 25% of the first $160 of the participants' monthly before-tax contributions. (The matching contribution will increase in 1995. See Plan Changes and Amendments, above.) All Company matching contributions are paid in shares of Illinova common stock and are contained in the Stock Fund. Dividends on stock held in the Stock Fund are reinvested for the participants in additional shares of Illinova common stock.

  The Company has an Incentive Compensation arrangement in which employees can earn cash and Illinova stock if specified performance goals are met. Shares awarded under the Incentive Compensation arrangement are held in the Stock Fund. Dividends earned on these shares are reinvested in Illinova stock and allocated to participants' accounts in the Stock Fund.

  Shares previously held in the Tax Reduction Act Stock Ownership
Plan (TRASOP), which was eliminated in 1988, are also held in the Stock Fund.

  ESOP:

  In October 1990, the Board of Directors authorized amendments to the Incentive Savings Plan to provide for the implementation of an Employee Stock Ownership Plan (ESOP) arrangement. Under this arrangement, the Company, pursuant to authorization granted by the ICC, loaned $35 million to the Trustee of the ESOP in January 1991. The loan proceeds were used to purchase 2,031,445 shares of the Company's common stock on the open market. These shares are held in the ESOP and are allocated to the accounts of eligible participating employees as they are earned through the Match or Incentive Compensation features of the Plan.

  As of December 31, 1994, 133,055 and 215,238 shares have been allocated to bargaining unit employees for Company Match and Incentive Compensation, respectively.
  Distributions:

  Distributions as provided for in the Plan are made to Plan participants or their beneficiaries no later than 120 days following the close of the Plan year in which the terminated participant reaches age 70 1/2 unless an earlier distribution is requested. All distributions are made in the form of cash and/or Illinova common stock.

  Loans:

  The Plan allows participants to borrow from their before-tax and TRASOP accounts an amount not to exceed 50% of those account balances. Interest is charged on these loans at a rate commensurate with interest rates charged by persons in the business of lending money for similar type loans. The period of repayment ranges from 1 to 10 years. Loan repayments are made by payroll deductions authorized by the participant and by optional cash payments. Interest paid on the loan is credited to the participant's account. The Trustee maintains a Loan Fund to hold the balances of participants' loans.

  Plan Termination:

  It is expected that the Plan will be continued, but the right to amend, modify or terminate the Plan is reserved by the Company provided that such action does not retroactively and adversely affect the rights of any participant or beneficiary under the Plan.



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:


  Basis of Accounting:

  The accompanying Plan financial statements are prepared on the accrual basis of accounting.

  Investments:

  The guaranteed investment fund is valued at contract value as reported to the Plan by the Trustee. Other investments are stated at current value based on the latest quoted market price or at fair value as determined by the Trustee.

  Distributions Payable:

  As of December 31, 1994, distributions approved for payment by the Plan are as follows:

       Guaranteed Investment Fund             $89,029
       Equity Income Fund                      19,000
      Retirement Growth Fund                    1,681
      Stock Fund                               76,772
      Asset Manager Fund 5,380
      Managed Income Portfolio                 43,928
      Other Funds                                  10

$235,800


  In accordance with generally accepted accounting principles, these payments are not a liability of the plan at December 31, 1994. However, the Department of Labor requires these payments to be recorded as a liability on the Form 5500 - Annual Return/Report of Employee Benefit Plan. Accordingly, the net assets available for benefits as reflected in the Form 5500 are less than the net assets presented on the Statement of Net Assets Available for Benefits.

  Income:

  Interest and dividend income is accrued as earned.

  Net appreciation (depreciation) of investments is comprised of realized and unrealized gains and losses. Realized gains or losses represent the difference between proceeds received upon sale and the average cost of the investment. Unrealized gain or loss is the difference between market value and cost of investments retained in the Plan (at financial statement date). For the purpose of allocation to participants, the Illinova common stock is valued by the Plan at actual cost; however, current value is used at the time of distribution to participants and results in a realized gain or loss as reflected in the Statement of Changes in Net Assets Available for Benefits.

  Expenses:

  Certain expenses incurred in the administration of the Plan are paid by the Plan rather than the Company. The expenses paid by the Plan include ESOP record keeping fees, trustee administrative fees, and guaranteed insurance contract fees. All other expenses incurred in the operation of the Plan are paid by the Company.

  Income Taxes:

  The Plan obtained its latest determination letter on June 23, 1987, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter, and an application for a new determination letter has been submitted and is being processed by the Internal Revenue Service. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 3 - INVESTMENTS

  Plan investments are received, invested and held by the Trustee. Individual investments that represent 5% or more of the Plan's net assets available for benefits include:

                          December
                          31, 1994


Investment at
Contract Value             Units       Value       Cost
Pacific Mutual Life
Insurance Company 4.85%
Guaranteed Investment
Contract, Maturity
6/30/96                           1  $3,752,187  $3,752,187

Investments at Fair
Value as Determined by
Quoted Market Price
Fidelity Equity Income
Fund                        263,848   8,100,130   7,590,223
Fidelity Retirement
Growth Fund                 747,014  12,131,513  12,489,129
Illinova Common Stock       698,032  15,247,637  14,182,308
Fidelity Managed Income
Portfolio                 7,438,290   7,438,290   7,438,290

                          December
                          31, 1993


Investments at
Contract Value             Units       Value       Cost

Pacific Mutual Life
Insurance Company 7.51%
Guaranteed Investment
Contract, Maturity
6/30/94                           1   3,127,689   3,127,689
New York Life Insurance
Company 5.6% Guaranteed
Investment Contract,
Maturity 6/30/94                  1   3,759,712   3,759,712
Pacific Mutual Life
Insurance Company 4.85%
Guaranteed Investment
Contract, Maturity
6/30/96                           1   4,260,843   4,260,843
Investments at Fair
Value as Determined by
Quoted Market Price
Fidelity Equity Income
Fund                        198,713   6,724,453   5,347,095
Fidelity Retirement
Growth Fund                 554,800  10,064,078   9,076,894
Illinois Power Company
Common Stock                640,680  14,175,045  13,314,730



NOTE 4 - TRANSACTIONS WITH PARTIES-IN-INTEREST

  At December 31, 1994, the Plan held 698,032 shares of Illinova common stock with a cost and market value of $14,182,308 and $15,247,637, respectively. During the year ended December 31, 1994, the Plan purchased 775,552 shares in 103 transactions at a cost of $15,641,763 and also sold 718,200 shares in 93 transactions, the proceeds of which totaled $14,741,563. Net losses realized on the sales amounted to $32,623. The transactions are allowable party-in-interest transactions under
Section 408(e) of the ERISA regulations.

  During the year ended December 31, 1994, the Plan invested in a short-term investment fund at State Street Bank and Trust Company. Transactions with the State Street Short-term Investment Fund included 369 purchases and 337 sales which totaled $8,385,215 and $9,883,022, respectively. These transactions are allowable party-in-interest transactions under Section 408(b)(8) of the ERISA regulations.


                                                        Schedule I
                                                          Item 27a

                      Illinois Power Company
                      Incentive Savings Plan
                   for Employees Covered Under a
                  Collective Bargaining Agreement

          Schedule of Assets Held for Investment Purposes
                         December 31, 1994


Identity of Issue/                               Current
Description of Investment             Cost        Value
Pacific Mutual Life Insurance       $3,752,187   $3,752,187
Company
Fidelity Equity Income Fund          7,590,223    8,100,130
Fidelity Retirement Growth Fund     12,489,129   12,131,513
*Illinova Common Stock              14,182,308   15,247,637
Fidelity Asset Manager Income
Fund                                   134,745      130,974
Fidelity Asset Manager Growth
Fund                                 1,524,959    1,441,551
Fidelity Asset Manager Fund          2,687,194    2,556,194
Fidelity International Growth
and Income Fund                        980,635      932,336
Fidelity Managed Income
Portfolio                            7,438,290    7,438,290
Participant Loans                            0    1,511,850
                                   $50,779,670  $53,242,662
*A party-in-interest to the Plan



                                                                     Schedule II
                                                                        Item 27d
                             Illinois Power Company
                             Incentive Savings Plan
                          for Employees Covered Under a
                         Collective Bargaining Agreement

                       Schedule of Reportable Transactions
                      for the Year Ended December 31, 1994


                                                                        Net Gain
Identity of Party Involved/       Purchase      Selling      Cost of       or
Description of Asset                 Price        Price        Asset     (Loss)
Guaranteed Investment Fund        $1,345,396   $8,741,453   $8,741,453        $0
Fidelity Equity Income Fund        3,097,982      996,269      854,854   141,415
Fidelity Retirement Growth Fund    4,600,933    1,270,710    1,188,697    82,013
Illinova Common Stock             15,641,763   14,741,563   14,774,186  (32,623)
Fidelity Asset Manager Fund        2,883,698      195,594      196,503     (909)
Fidelity Managed Income
Portfolio Fund                     7,891,264      452,974      452,974         0
State Street Bank Short Term
Investment Fund                    8,385,215    9,883,022    9,883,022         0
  SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, Illinois Power Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                           Illinois Power Company
                           Incentive Savings Plan
                           for Employees Covered Under a
                           Collective Bargaining Agreement


                           By /s/ Larry S. Brodsky
                           Larry S. Brodsky
                           Senior Vice-President

    Date: June 27, 1995






                          EXHIBIT INDEX

                     Exhibits Filed Herewith


    Exhibit No.        Description
         1             Consent of Independent Accountants




                                                  Exhibit 1

               CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-60278), as amended, of Illinova Corporation of our report on the Illinois Power Company Incentive Savings Plan for Employees
Covered Under a Collective Bargaining Agreement for the year ended December 31, 1994, dated June 23, 1995, which is incorporated by reference in this Form 11-K.






by /s/ Price Waterhouse LLP

One Boatmen's Plaza
St. Louis, Missouri
                          June 26, 1995




               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                            FORM 11-K

           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934


           For the fiscal year ended December 31, 1994

                  Commission file number 1-3004




                     Illinois Power Company
                     Incentive Savings Plan
                    (Full title of the plan)








                      Illinova Corporation
                      500 South 27th Street
                     Decatur, Illinois 62525

             (Name of issuer of the securities held
              pursuant to the plan and the address
               of its principal executive office.)

















                     ILLINOIS POWER COMPANY
                     INCENTIVE SAVINGS PLAN



                      FINANCIAL STATEMENTS
                   AND ADDITIONAL INFORMATION




                        DECEMBER 31, 1994


                     ILLINOIS POWER COMPANY
                     INCENTIVE SAVINGS PLAN



    Index to Financial Statements and Additional Information

                                                      Page
Financial Statements:


     Report of Independent Accountants                 1

     Statement of Net Assets Available for
     Benefits with fund information as of
     December 31, 1994 and 1993                          2-12

     Statement of Changes in Net Assets Available
     for Benefits with fund information for the
     years ended December 31, 1994 and 1993             13-23

     Notes to Financial Statements                      24-32


Additional Information:

     Schedule  I - Schedule of Assets Held for Investment
Purposes

     Schedule II - Schedule of Reportable Transactions






     NOTE:      Schedules not included with this supplementary
information have been omitted because they are not applicable.



One Boatmen's Plaza
St. Louis, MO  63101


Price Waterhouse LLP




                REPORT OF INDEPENDENT ACCOUNTANTS



June 23, 1995


To the Participants and Administrator
of the Illinois Power Company
Incentive Savings Plan


In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statements of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the Illinois Power Company Incentive Savings Plan at December 31, 1994 and 1993 and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



By /s/ Price Waterhouse LLP

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement of Net Assets Available for
Benefits
As of December 31, 1994

                                          Money      Guaranteed
                                         Market      Investment
                                          Fund          Fund
ASSETS:

      Cash    and   Temporary    Cash            $0      $78,978
Investments
   Investments at Fair Value                      0    4,644,002
                                      ------------- ------------
      Total Investments                           0    4,722,980

   Dividends and Interest Receivable              0       18,893
   Employee Contributions Receivable              0      (2,366)
   Employer Contributions Receivable              0            0
   Loan Repayments Receivable                     0            0
   Loans Outstanding                              0            0
   Pending Fund-to-Fund Transfers                 0            0
                                      ------------- ------------
      Other Assets                                0       16,527
                                      ------------- ------------
   Total Assets                                   0    4,739,507
                                      ------------- ------------

LIABILITIES:
   Pending Plan-to-Plan Transfers                 0        2,692
   Other Accrued Expenses                         0            0
                                      ------------- ------------
   Total Liabilities                              0        2,692
                                      ------------- ------------
NET ASSETS AVAILABLE FOR BENEFITS                $0   $4,736,815
                                      ============= ============



See  Accompanying Notes to  Financial
Statements
ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement of Net Assets Available for
Benefits
As of December 31, 1994

                                         Equity      Retirement
                                         Income        Growth
                                          Fund          Fund
ASSETS:

      Cash    and   Temporary    Cash          $112         $311
Investments
   Investments at Fair Value             16,678,269   21,418,676
                                      ------------- ------------
      Total Investments                  16,678,381   21,418,987

   Dividends and Interest Receivable             43           23
   Employee Contributions Receivable          1,183        1,183
   Employer Contributions Receivable              0            0
   Loan Repayments Receivable                 2,414        4,577
   Loans Outstanding                              0            0
   Pending Fund-to-Fund Transfers                 0            0
                                      ------------- ------------
      Other Assets                            3,640        5,783
                                      ------------- ------------
   Total Assets                          16,682,021   21,424,770
                                      ------------- ------------

LIABILITIES:
   Pending Plan-to-Plan Transfers            28,910       55,450
   Other Accrued Expenses                         0            0
                                      ------------- ------------
   Total Liabilities                         28,910       55,450
                                      ------------- ------------
NET ASSETS AVAILABLE FOR BENEFITS       $16,653,111  $21,369,320
                                      ============= ============



See  Accompanying Notes to  Financial
Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement of Net Assets Available for
Benefits
As of December 31, 1994

                                                      Illinova
                                        Balanced       Stock
                                          Fund          Fund
ASSETS:

      Cash    and   Temporary    Cash            $0      $35,602
Investments
   Investments at Fair Value                      0   15,339,249
                                      ------------- ------------
      Total Investments                           0   15,374,851

   Dividends and Interest Receivable              0          151
   Employee Contributions Receivable              0            0
   Employer Contributions Receivable              0    2,533,807
   Loan Repayments Receivable                     0         (13)
   Loans Outstanding                              0            0
   Pending Fund-to-Fund Transfers                 0            0
                                      ------------- ------------
      Other Assets                                0    2,533,945
                                      ------------- ------------
   Total Assets                                   0   17,908,796
                                      ------------- ------------

LIABILITIES:
   Pending Plan-to-Plan Transfers                 0       23,688
   Other Accrued Expenses                         0       10,515
                                      ------------- ------------
   Total Liabilities                              0       34,203
                                      ------------- ------------
NET ASSETS AVAILABLE FOR BENEFITS                $0  $17,874,593
                                      ============= ============



See  Accompanying Notes to  Financial
Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement of Net Assets Available for
Benefits
As of December 31, 1994

                                                       Asset
                                                      Manager
                                          Loan         Income
                                          Fund          Fund
ASSETS:

      Cash    and   Temporary    Cash       $13,332          $23
Investments
   Investments at Fair Value                      0      538,098
                                      ------------- ------------
      Total Investments                      13,332      538,121

   Dividends and Interest Receivable         61,739            5
   Employee Contributions Receivable              0            0
   Employer Contributions Receivable              0            0
   Loan Repayments Receivable              (13,544)          247
   Loans Outstanding                      2,976,305            0
   Pending Fund-to-Fund Transfers                 0            0
                                      ------------- ------------
      Other Assets                        3,024,500          252
                                      ------------- ------------
   Total Assets                           3,037,832      538,373
                                      ------------- ------------

LIABILITIES:
   Pending Plan-to-Plan Transfers                 0         (65)
   Other Accrued Expenses                         0            0
                                      ------------- ------------
   Total Liabilities                              0         (65)
                                      ------------- ------------
NET ASSETS AVAILABLE FOR BENEFITS        $3,037,832     $538,438
                                      ============= ============



See  Accompanying Notes to  Financial
Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement of Net Assets Available for
Benefits
As of December 31, 1994

                                      Asset Manager    Asset
                                         Growth       Manager
                                          Fund          Fund
ASSETS:

      Cash    and   Temporary    Cash          $389          $65
Investments
   Investments at Fair Value              2,771,638    6,152,694
                                      ------------- ------------
      Total Investments                   2,772,027    6,152,759

   Dividends and Interest Receivable             13           10
   Employee Contributions Receivable              0            0
   Employer Contributions Receivable              0            0
   Loan Repayments Receivable                 1,060        1,187
   Loans Outstanding                              0            0
   Pending Fund-to-Fund Transfers                 0            0
                                      ------------- ------------
      Other Assets                            1,073        1,197
                                      ------------- ------------
   Total Assets                           2,773,100    6,153,956
                                      ------------- ------------

LIABILITIES:
   Pending Plan-to-Plan Transfers             5,040          945
   Other Accrued Expenses                         0            0
                                      ------------- ------------
   Total Liabilities                          5,040          945
                                      ------------- ------------
NET ASSETS AVAILABLE FOR BENEFITS        $2,768,060   $6,153,011
                                      ============= ============



See  Accompanying Notes to  Financial
Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement of Net Assets Available for
Benefits
As of December 31, 1994

                                                      Managed
                                                       Income
                                      International  Portfolio
                                          Fund          Fund
ASSETS:

      Cash    and   Temporary    Cash          $135       $1,654
Investments
   Investments at Fair Value              2,275,832    9,104,552
                                      ------------- ------------
      Total Investments                   2,275,967    9,106,206

   Dividends and Interest Receivable             13       45,126
   Employee Contributions Receivable              0          482
   Employer Contributions Receivable              0            0
   Loan Repayments Receivable                 2,058        1,428
   Loans Outstanding                              0            0
   Pending Fund-to-Fund Transfers                 0            0
                                      ------------- ------------
      Other Assets                            2,071       47,036
                                      ------------- ------------
   Total Assets                           2,278,038    9,153,242
                                      ------------- ------------

LIABILITIES:
   Pending Plan-to-Plan Transfers             5,101        4,175
   Other Accrued Expenses                         0            0
                                      ------------- ------------
   Total Liabilities                          5,101        4,175
                                      ------------- ------------
NET ASSETS AVAILABLE FOR BENEFITS        $2,272,937   $9,149,067
                                      ============= ============



See  Accompanying Notes to  Financial
Statements
ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement of Net Assets Available for
Benefits
As of December 31, 1994



                                          Total
                                        All Funds
ASSETS:

      Cash    and   Temporary    Cash      $130,601
Investments
   Investments at Fair Value             78,923,010
                                      -------------
      Total Investments                  79,053,611

   Dividends and Interest Receivable        126,016
   Employee Contributions Receivable            482
   Employer Contributions Receivable      2,533,807
   Loan Repayments Receivable                 (586)
   Loans Outstanding                      2,976,305
   Pending Fund-to-Fund Transfers                 0
                                      -------------
      Other Assets                        5,636,024
                                      -------------
   Total Assets                          84,689,635
                                      -------------

LIABILITIES:
   Pending Plan-to-Plan Transfers           125,936
   Other Accrued Expenses                    10,515
                                      -------------
   Total Liabilities                        136,451
                                      -------------
NET ASSETS AVAILABLE FOR BENEFITS       $84,553,184
                                      =============



See  Accompanying Notes to  Financial
Statements



ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement  of Net Assets Available  for
Benefits
As of December 31, 1993

                                           Money      Guaranteed
                                           Market     Investment
                                            Fund         Fund
ASSETS:

   Cash and Temporary Cash Investments            $0     $50,118
   Investments at Fair Value               1,496,393  16,963,410
                                        ------------ ------------
      Total Investments                    1,496,393  17,013,528

   Dividends and Interest Receivable           3,953      83,390
   Employee Contributions Receivable             623       6,234
   Employer Contributions Receivable               0           0
   Loans Outstanding                               0           0
   Pending Fund-to-Fund Transfers            (3,982)    (10,231)
                                        ------------ ------------
      Other Assets                               594      79,393
                                        ------------ ------------
   Total Assets                            1,496,987  17,092,921
                                        ------------ ------------

LIABILITIES:
   Investment Purchases Payable                    0           0
   Other Accrued Expenses                          0       1,213
                                        ------------ ------------
   Total Liabilities                               0       1,213
                                        ------------ ------------
NET ASSETS AVAILABLE FOR BENEFITS         $1,496,987 $17,091,708
                                        ============ ============


See  Accompanying  Notes  to  Financial
Statements
ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement  of Net Assets Available  for
Benefits
As of December 31, 1993

                                           Equity     Retirement
                                           Income       Growth
                                            Fund         Fund
ASSETS:

   Cash and Temporary Cash Investments            $0          $0
   Investments at Fair Value              14,786,455  18,363,867
                                         ----------- -----------
      Total Investments                   14,786,455  18,363,867

   Dividends and Interest Receivable              33          33
   Employee Contributions Receivable            (61)       4,287
   Employer Contributions Receivable               0           0
   Loans Outstanding                               0           0
   Pending Fund-to-Fund Transfers              3,896       1,202
                                        ------------ ------------
      Other Assets                             3,868       5,522
                                        ------------ ------------
   Total Assets                           14,790,323  18,369,389
                                        ------------ ------------

LIABILITIES:
   Investment Purchases Payable                    0           0
   Other Accrued Expenses                          0           0
                                         ----------- -----------
   Total Liabilities                               0           0
                                         ----------- -----------
NET ASSETS AVAILABLE FOR BENEFITS        $14,790,323 $18,369,389
                                         =========== ===========


See  Accompanying  Notes  to  Financial
Statements
ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement  of Net Assets Available  for
Benefits
As of December 31, 1993

                                          Balanced     IP Stock
                                            Fund         Fund
ASSETS:

   Cash and Temporary Cash Investments            $0     $27,771
   Investments at Fair Value               5,141,146  13,895,518
                                         ----------- -----------
      Total Investments                    5,141,146  13,923,289

   Dividends and Interest Receivable              78         141
   Employee Contributions Receivable             340       (127)
   Employer Contributions Receivable               0   1,038,121
   Loans Outstanding                               0           0
   Pending Fund-to-Fund Transfers               (18)         815
                                        ------------ ------------
      Other Assets                               400   1,038,950
                                         ----------- -----------
   Total Assets                            5,141,546  14,962,239
                                        ------------ ------------

LIABILITIES:
   Investment Purchases Payable                    0       3,947
   Other Accrued Expenses                          0       8,557
                                         ----------- -----------
   Total Liabilities                               0      12,504
                                         ----------- -----------
NET ASSETS AVAILABLE FOR BENEFITS         $5,141,546 $14,949,735
                                         =========== ===========


See  Accompanying  Notes  to  Financial
Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement  of Net Assets Available  for
Benefits
As of December 31, 1993

                                           Loan        Total
                                           Fund      All Funds
ASSETS:

   Cash and Temporary Cash Investments      $21,293     $99,182
   Investments at Fair Value                      0  70,646,789
                                        ----------- -----------
      Total Investments                      21,293  70,745,971

   Dividends and Interest Receivable             15      87,643
   Employee Contributions Receivable              0      11,296
   Employer Contributions Receivable              0   1,038,121
   Loans Outstanding                      3,052,950   3,052,950
   Pending Fund-to-Fund Transfers             8,318           0
                                        ----------- -----------
      Other Assets                        3,061,283   4,190,010
                                        ----------- -----------
   Total Assets                           3,082,576  74,935,981
                                        ----------- -----------

LIABILITIES:
   Investment Purchases Payable                   0       3,947
   Other Accrued Expenses                         0       9,770
                                        ----------- -----------
   Total Liabilities                              0      13,717
                                        ----------- -----------
NET ASSETS AVAILABLE FOR BENEFITS        $3,082,576 $74,922,264
                                        =========== ===========


See  Accompanying  Notes  to  Financial
Statements


ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement  of  Changes in  Net  Assets
Available for Benefits
for the Year Ended December 31, 1994
                                           Money      Guaranteed
                                           Market     Investment
                                            Fund         Fund
Sources of Participants' Equity:
   Contributions:
      Employee                               $33,758    $521,160
      Employer                                     0           0
      Fund-to-Fund Transfers             (1,541,988) (12,859,114)
      Plan-to-Plan Transfers                     804       1,519
      Loan Repayments                         10,964     117,702
                                       -------------  ------------
                                         (1,496,462) (12,218,733)
                                       -------------  ------------
   Investment Activities:
      Dividend Income                              0           0
      Interest Income                         19,639     554,870
      Loan Interest                                0           0
      Net Change in Fair Value
        of Investments                             0           0
                                       -------------  ------------
                                              19,639     554,870
                                       -------------  ------------
Application of Participants' Equity:
   Loans to Participants                      16,848     210,218
   Distributions to Active and
     Terminated Participants                   3,316     475,306
   Administrative and Miscellaneous
     Expenses                                      0       5,506
                                       -------------  ------------
                                              20,164     691,030
                                       -------------  ------------
Increase (Decrease) in Net Assets
   Available for Benefits                (1,496,987) (12,354,893)

Net Assets Available for Benefits,
   Beginning of Year                       1,496,987  17,091,708
                                       -------------  ------------
Net Assets Available for Benefits,
   End of Year                                    $0  $4,736,815
                                       =============  ============
See  Accompanying Notes  to  Financial
Statements
ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement  of  Changes in  Net  Assets
Available for Benefits
for the Year Ended December 31, 1994
                                           Equity     Retirement
                                           Income       Growth
                                            Fund         Fund
Sources of Participants' Equity:
   Contributions:
      Employee                            $1,992,368  $2,684,626
      Employer                                     0           0
      Fund-to-Fund Transfers                 160,577     712,623
      Plan-to-Plan Transfers                (67,189)   (213,872)
      Loan Repayments                        339,705     424,351
                                       -------------  ------------
                                           2,425,461   3,607,728
                                       -------------  ------------
   Investment Activities:
      Dividend Income                      1,546,692   2,215,971
      Interest Income                          1,314       1,146
      Loan Interest                                0           0
      Net Change in Fair Value
        of Investments                   (1,539,123) (2,218,958)
                                       -------------  ------------
                                               8,883     (1,841)
                                       -------------  ------------
Application of Participants' Equity:
   Loans to Participants                     354,040     388,976
   Distributions to Active and
     Terminated Participants                 217,516     216,980
   Administrative and Miscellaneous
     Expenses                                      0           0
                                       -------------  ------------
                                             571,556     605,956
                                       -------------  ------------
Increase (Decrease) in Net Assets
   Available for Benefits                  1,862,788   2,999,931

Net Assets Available for Benefits,
   Beginning of Year                      14,790,323  18,369,389
                                       -------------  ------------
Net Assets Available for Benefits,
   End of Year                           $16,653,111 $21,369,320
                                       =============  ============
See  Accompanying Notes  to  Financial
Statements
ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement  of  Changes in  Net  Assets
Available for Benefits
for the Year Ended December 31, 1994
                                                       Illinova
                                          Balanced      Stock
                                            Fund         Fund
Sources of Participants' Equity:
   Contributions:
      Employee                              $221,504    $101,451
      Employer                                     0 (2,656,598)
      Fund-to-Fund Transfers             (5,087,166)    (65,331)
      Plan-to-Plan Transfers                   (424)    (43,467)
      Loan Repayments                         32,233      28,168
                                       -------------  ------------
                                         (4,833,853)   2,677,419
                                       -------------  ------------
   Investment Activities:
      Dividend Income                         38,153     534,410
      Interest Income                            556       2,446
      Loan Interest                                0           0
      Net Change in Fair Value
        of Investments                     (235,596)     179,673
                                       -------------  ------------
                                           (196,887)     716,529
                                       -------------  ------------
Application of Participants' Equity:
   Loans to Participants                      36,880      20,210
   Distributions to Active and
     Terminated Participants                  73,926     419,073
   Administrative and Miscellaneous
     Expenses                                      0      29,807
                                       -------------  ------------
                                             110,806     469,090
                                       -------------  ------------
Increase (Decrease) in Net Assets
   Available for Benefits                (5,141,546)   2,924,858

Net Assets Available for Benefits,
   Beginning of Year                       5,141,546  14,949,735
                                       -------------  ------------
Net Assets Available for Benefits,
   End of Year                                    $0 $17,874,593
                                       =============  ============
See  Accompanying Notes  to  Financial
Statements
ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement  of  Changes in  Net  Assets
Available for Benefits
for the Year Ended December 31, 1994
                                                        Asset
                                                       Manager
                                            Loan        Income
                                            Fund         Fund
Sources of Participants' Equity:
   Contributions:
      Employee                                    $0    $108,144
      Employer                                     0           0
      Fund-to-Fund Transfers                 (8,318)     423,349
      Plan-to-Plan Transfers                (22,543)     (4,933)
      Loan Repayments                    (1,496,996)      15,121
                                       -------------  ------------
                                         (1,527,857)     541,681
                                       -------------  ------------
   Investment Activities:
      Dividend Income                              0      17,175
      Interest Income                            404          14
      Loan Interest                          262,316           0
      Net Change in Fair Value
        of Investments                             0    (16,284)
                                       -------------  ------------
                                             262,720         905
                                       -------------  ------------
Application of Participants' Equity:
   Loans to Participants                 (1,220,393)       4,000
   Distributions to Active and
     Terminated Participants                       0         148
   Administrative and Miscellaneous
     Expenses                                      0           0
                                       -------------  ------------
                                         (1,220,393)       4,148
                                       -------------  ------------
Increase (Decrease) in Net Assets
   Available for Benefits                   (44,744)     538,438

Net Assets Available for Benefits,
   Beginning of Year                       3,082,576           0
                                       -------------  ------------
Net Assets Available for Benefits,
   End of Year                            $3,037,832    $538,438
                                       =============  ============
See  Accompanying Notes  to  Financial
Statements
ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement  of  Changes in  Net  Assets
Available for Benefits
for the Year Ended December 31, 1994
                                       Asset Manager    Asset
                                           Growth      Manager
                                            Fund         Fund
Sources of Participants' Equity:
   Contributions:
      Employee                              $459,483    $739,376
      Employer                                     0           0
      Fund-to-Fund Transfers               2,369,298   5,569,338
      Plan-to-Plan Transfers                (19,724)        (76)
      Loan Repayments                         70,249      95,349
                                       -------------  ------------
                                           2,879,306   6,403,987
                                       -------------  ------------
   Investment Activities:
      Dividend Income                         74,361     185,185
      Interest Income                             57         114
      Loan Interest                                0           0
      Net Change in Fair Value
        of Investments                     (159,646)   (318,048)
                                       -------------  ------------
                                            (85,228)   (132,749)
                                       -------------  ------------
Application of Participants' Equity:
   Loans to Participants                      25,783      56,612
   Distributions to Active and
     Terminated Participants                     235      61,615
   Administrative and Miscellaneous
     Expenses                                      0           0
                                       -------------  ------------
                                              26,018     118,227
                                       -------------  ------------
Increase (Decrease) in Net Assets
   Available for Benefits                  2,768,060   6,153,011

Net Assets Available for Benefits,
   Beginning of Year                               0           0
                                       -------------  ------------
Net Assets Available for Benefits,
   End of Year                            $2,768,060  $6,153,011
                                       =============  ============
See  Accompanying Notes  to  Financial
Statements
ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement  of  Changes in  Net  Assets
Available for Benefits
for the Year Ended December 31, 1994
                                                       Managed
                                                        Income
                                       International  Portfolio
                                            Fund         Fund
Sources of Participants' Equity:
   Contributions:
      Employee                              $378,269    $577,842
      Employer                                     0           0
      Fund-to-Fund Transfers               1,953,393   8,373,339
      Plan-to-Plan Transfers                (39,341)      20,623
      Loan Repayments                         59,330     130,576
                                       -------------  ------------
                                           2,351,651   9,102,380
                                       -------------  ------------
   Investment Activities:
      Dividend Income                         69,487     256,892
      Interest Income                             42         270
      Loan Interest                                0           0
      Net Change in Fair Value
        of Investments                     (121,135)           0
                                       -------------  ------------
                                            (51,606)     257,162
                                       -------------  ------------
Application of Participants' Equity:
   Loans to Participants                      25,332      81,494
   Distributions to Active and
     Terminated Participants                   1,776     128,981
   Administrative and Miscellaneous
     Expenses                                      0           0
                                       -------------  ------------
                                              27,108     210,475
                                       -------------  ------------
Increase (Decrease) in Net Assets
   Available for Benefits                  2,272,937   9,149,067

Net Assets Available for Benefits,
   Beginning of Year                               0           0
                                       -------------  ------------
Net Assets Available for Benefits,
   End of Year                            $2,272,937  $9,149,067
                                       =============  ============
See  Accompanying Notes  to  Financial
Statements
ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement  of  Changes in  Net  Assets
Available for Benefits
for the Year Ended December 31, 1994


                                           Total
                                         All Funds
Sources of Participants' Equity:
   Contributions:
      Employee                            $7,817,981
      Employer                             2,656,598
      Fund-to-Fund Transfers                       0
      Plan-to-Plan Transfers               (388,623)
      Loan Repayments                      (173,248)
                                       -------------
                                           9,912,708
                                       -------------
   Investment Activities:
      Dividend Income                      4,938,326
      Interest Income                        580,872
      Loan Interest                          262,316
      Net Change in Fair Value
        of Investments                   (4,429,117)
                                       -------------
                                           1,352,397
                                       -------------
Application of Participants' Equity:
   Loans to Participants                           0
   Distributions to Active and
     Terminated Participants               1,598,872
   Administrative and Miscellaneous
     Expenses                                 35,313
                                       -------------
                                           1,634,185
                                       -------------
Increase (Decrease) in Net Assets
   Available for Benefits                  9,630,920

Net Assets Available for Benefits,
   Beginning of Year                      74,922,264
                                       -------------
Net Assets Available for Benefits,
   End of Year                           $84,553,184
                                       =============
See  Accompanying Notes  to  Financial
Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement  of  Changes  in  Net  Assets
Available for Benefits
for the Year Ended December 31, 1993
                                           Money     Guaranteed
                                           Market    Investment
                                            Fund        Fund
Sources of Participants' Equity:
   Contributions:
      Employee                             $171,018  $1,750,818
      Employer                                    0           0
      Fund-to-Fund Transfers              (260,077) (1,724,784)
      Plan-to-Plan Transfers                  (493)         678
                                        ----------- ------------
                                           (89,552)      26,712
                                        ----------- ------------
   Investment Activities:
      Dividend Income                             0           0
      Interest Income                        45,736   1,109,665
      Loan Interest                               0           0
      Net Change in Fair Value
        of Investments                        2,045     (7,382)
                                        ----------- ------------
                                             47,781   1,102,283
                                        ----------- ------------
Application of Participants' Equity:
   Loan Repayments                                0           0
   Distributions to Active and
     Terminated Participants                 68,417     518,636
   Administrative and Miscellaneous
     Expenses                                     0      14,749
                                        ----------- ------------
                                             68,417     533,385
                                        ----------- ------------
Increase (Decrease) in Net Assets
   Available for Benefits                 (110,188)     595,610

Net Assets Available for Benefits,
   Beginning of Year                      1,607,175  16,496,098
                                        ----------- ------------
Net Assets Available for Benefits,
   End of Year                           $1,496,987 $17,091,708
                                        =========== ============
See  Accompanying  Notes  to  Financial
Statements
ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement  of  Changes  in  Net  Assets
Available for Benefits
for the Year Ended December 31, 1993
                                           Equity    Retirement
                                           Income      Growth
                                            Fund        Fund
Sources of Participants' Equity:
   Contributions:
      Employee                           $1,716,594  $2,397,133
      Employer                                    0           0
      Fund-to-Fund Transfers              1,335,911     798,918
      Plan-to-Plan Transfers               (15,016)     (7,679)
                                         ---------- ------------
                                          3,037,489   3,188,372
                                         ---------- ------------
   Investment Activities:
      Dividend Income                       497,149   1,709,990
      Interest Income                           751       1,124
      Loan Interest                               0           0
      Net Change in Fair Value
        of Investments                    1,777,096   1,330,919
                                         ---------- ------------
                                          2,274,996   3,042,033
                                         ---------- ------------
Application of Participants' Equity:
   Loan Repayments                                0           0
   Distributions to Active and
     Terminated Participants                323,518     262,323
   Administrative and Miscellaneous
     Expenses                                   185           0
                                         ---------- ------------
                                            323,703     262,323
                                         ---------- ------------
Increase (Decrease) in Net Assets
   Available for Benefits                 4,988,782   5,968,082

Net Assets Available for Benefits,
   Beginning of Year                      9,801,541  12,401,307
                                         ---------- ------------
Net Assets Available for Benefits,
   End of Year                          $14,790,323 $18,369,389
                                        =========== ============
See  Accompanying  Notes  to  Financial
Statements
ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement  of  Changes  in  Net  Assets
Available for Benefits
for the Year Ended December 31, 1993
                                          Balanced    IP Stock
                                            Fund        Fund
Sources of Participants' Equity:
   Contributions:
      Employee                           $1,073,895     $67,671
      Employer                                    0   1,662,448
      Fund-to-Fund Transfers              (374,373)   (162,150)
      Plan-to-Plan Transfers                    419    (59,429)
                                        ----------- ------------
                                            699,941   1,508,540
                                        ----------- ------------
   Investment Activities:
      Dividend Income                       261,760     474,244
      Interest Income                           490       2,627
      Loan Interest                               0           0
      Net Change in Fair Value
        of Investments                       27,379      85,591
                                        ----------- ------------
                                            289,629     562,462
                                        ----------- ------------
Application of Participants' Equity:
   Loan Repayments                                0           0
   Distributions to Active and
     Terminated Participants                109,001     273,043
   Administrative and Miscellaneous
     Expenses                                     0      27,337
                                        ----------- ------------
                                            109,001     300,380
                                        ----------- ------------
Increase (Decrease) in Net Assets
   Available for Benefits                   880,569   1,770,622

Net Assets Available for Benefits,
   Beginning of Year                      4,260,977  13,179,113
                                        ----------- ------------
Net Assets Available for Benefits,
   End of Year                           $5,141,546 $14,949,735
                                        =========== ============
See  Accompanying  Notes  to  Financial
Statements
ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement  of  Changes  in  Net  Assets
Available for Benefits
for the Year Ended December 31, 1993
                                            Loan       Total
                                            Fund     All Funds
Sources of Participants' Equity:
   Contributions:
      Employee                                   $0  $7,177,129
      Employer                                    0   1,662,448
      Fund-to-Fund Transfers                386,555           0
      Plan-to-Plan Transfers                  8,352    (73,168)
                                        ----------- ------------
                                            394,907   8,766,409
                                        ----------- ------------
   Investment Activities:
      Dividend Income                             0   2,943,143
      Interest Income                            37   1,160,430
      Loan Interest                         189,520     189,520
      Net Change in Fair Value
        of Investments                            0   3,215,648
                                        ----------- ------------
                                            189,557   7,508,741
                                        ----------- ------------
Application of Participants' Equity:
   Loan Repayments                           28,931      28,931
   Distributions to Active and
     Terminated Participants                  7,945   1,562,883
   Administrative and Miscellaneous
     Expenses                                 (696)      41,575
                                        ----------- ------------
                                             36,180   1,633,389
                                        ----------- ------------
Increase (Decrease) in Net Assets
   Available for Benefits                   548,284  14,641,761

Net Assets Available for Benefits,
   Beginning of Year                      2,534,292  60,280,503
                                        ----------- ------------
Net Assets Available for Benefits,
   End of Year                           $3,082,576 $74,922,264
                                        =========== ============
See  Accompanying  Notes  to  Financial
Statements


                   ILLINOIS POWER COMPANY
                   INCENTIVE SAVINGS PLAN



                NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN:


     General:

     The Illinois Power Company Incentive Savings Plan (the
Plan) is sponsored by Illinois Power Company (the Company). The Plan became effective as of June 1, 1984, and is administered by the Company. Assets of the Plan are held and managed by State Street Bank and Trust Company of Boston, Massachusetts (the Trustee), as trustee and custodian. The purpose of the Plan is to enable participants to invest a portion of their salaries in tax-deferred savings as allowed by the Internal Revenue Code. The Plan is subject to and in compliance with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

     On May 27, 1994, Illinois Power Company became a wholly-owned subsidiary of the newly formed Illinova Corporation (Illinova). Illinois Power Company remains the sponsor and administrator of the Plan, which now includes Illinova and all of its subsidiaries.

     Participation:

     All salaried employees of the Company are eligible to participate in the Plan. In addition, all employees of Illinois Power Company's parent company, Illinova, are eligible to participate, as are employees of Illinova's other subsidiary companies. Participation is voluntary.
Upon termination of employment with the Company, active participation ceases. Former employees can choose to liquidate their accounts or to leave them in the Plan.
Earnings will continue to accrue on undistributed accounts.
All accounts, whether for active or former employees, are fully vested.

     Plan Changes and Amendments:

     During the first quarter of 1994, a decision was made to change the investment options in the Plan, with five new funds added, two funds eliminated, and one fund being phased out.

     Effective April 1, 1994, new contributions and balances transferred from other options could be invested in five new Fidelity Investments funds: the Managed Income Portfolio, the Asset Manager Income fund, the Asset Manager fund, the Asset Manager Growth fund and the International Growth and Income fund. New contributions could also be made, or balances transferred to, the Fidelity Equity Income fund, the Fidelity Retirement Growth fund, or the Stock fund, which were not affected by the changes.

     Also effective April 1, 1994, no more contributions were accepted into the Money Market fund or the Phoenix Balanced fund. Any dollars remaining in those funds at June 1, 1994 were transferred into the Managed Income Portfolio or Asset Manager fund, respectively.

     As of June 30, 1994, the administrator started phasing out the Guaranteed Investment Contract option. No funds could be contributed or transferred to the GICs after that date. Two of the three investment contracts matured on June 30, 1994, and funds remaining in those contracts were transferred to the Managed Income Portfolio. Funds remaining in the third investment contract may remain there until June 30, 1996, at which time the contract will mature and remaining funds will be transferred to the Managed Income Portfolio.

     Effective May 27, 1994, the Plan was amended to redefine "Company Common Stock" as shares of Illinova, rather than Illinois Power. Shares of IP stock in participants' accounts were replaced with shares of Illinova. Contributions to the stock fund now purchase
Illinova shares, and the Match and Incentive Compensation shares provided by the Company are shares of Illinova.

     The Plan has also been amended to increase the employer matching contributions. As of January 1, 1995, the match will be increased to 50% of the first $80 of salary deferrals per month and 25% of the balance of the deferrals per month, up to 6% of the employee's base earnings for the month.


The age at which participants are required to withdraw their accounts has been changed. Participants may now defer taking distribution of their accounts until age 70 1/2. In addition, the Plan was amended to allow direct rollover of eligible distributions from the Plan to an individual retirement account or a qualified plan of another employer. Another amendment limits the number of allowable outstanding loans to three. Some other technical language concerning distributions was amended to meet Internal Revenue Code requirements.

     In accordance with the requirements of the Internal
Revenue Code, the compensation limit for discrimination testing was lowered to the legal limit.

     Contributions:

     Participants may make before-tax contributions by payroll deduction up to the legal dollar limit.
Participants may also make after-tax contributions in cash or by payroll deduction. Total contributions are limited to the applicable percentage limit set by law. A participant may also "roll-over" into the Plan amounts previously invested in another retirement plan.

     Participants have the option of directing their contributions into any or all of the eight investment funds in the proportions they choose. They may change their direction options or transfer amounts from fund to fund on a monthly basis.
       The Company contributes a monthly matching contribution to the Plan equal to 25% of the first $160 of the participants' monthly before-tax contributions. (The matching contribution will increase in 1995. See Plan Changes and Amendments, above.) All Company matching contributions are paid in shares of Illinova common stock and are contained in the Stock Fund. Dividends on stock held in the Stock Fund are reinvested for the participants in additional shares of Illinova common stock.

     The Company has an Incentive Compensation arrangement in which employees can earn cash and Illinova stock if specified performance goals are met. Shares awarded under the Incentive Compensation arrangement are held in the Stock Fund. Dividends earned on these shares are reinvested in Illinova stock and allocated to participants' accounts in the Stock Fund.

     Shares previously held in the Tax Reduction Act Stock
Ownership Plan (TRASOP), which was eliminated in 1988, are also held in the Stock Fund.
     ESOP:

     In October 1990, the Board of Directors authorized amendments to the Incentive Savings Plan to provide for the implementation of an Employee Stock Ownership Plan (ESOP) arrangement. Under this arrangement, the Company, pursuant to authorization granted by the ICC, loaned $35 million to the Trustee of the ESOP in January 1991. The loan proceeds were used to purchase 2,031,445 shares of the Company's common stock on the open market. These shares are held in the ESOP and are allocated to the accounts of eligible participating employees as they are earned through the Match or Incentive Compensation features of the Plan.

     As of December 31, 1994, 120,030 and 210,339 shares
have been allocated to salaried employees for Company Match and Incentive Compensation, respectively.

     Distributions:

     Distributions as provided for in the Plan are made to Plan participants or their beneficiaries no later than 120 days following the close of the Plan year in which the terminated participant reaches age 70 1/2 unless an earlier distribution is requested. All distributions are made in the form of cash and/or Illinova common stock.

     Loans:

     The Plan allows participants to borrow from their before-tax and TRASOP accounts an amount not to exceed 50% of those account balances. Interest is charged on these loans at a rate commensurate with interest rates charged by persons in the business of lending money for similar type loans. The period of repayment ranges from 1 to 10 years. Loan repayments are made by payroll deductions authorized by the participant and by optional cash payments. Interest paid on the loan is credited to the participant's account. The Trustee maintains a Loan Fund to hold the balances of participants' loans.

     Plan Termination:

     It is expected that the Plan will be continued, but the right to amend, modify or terminate the Plan is reserved by the Company provided that such action does not retroactively and adversely affect the rights of any participant or beneficiary under the Plan.



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:


     Basis of Accounting:

     The accompanying Plan financial statements are prepared on the accrual basis of accounting.

     Investments:

     The guaranteed investment fund is valued at contract value as reported to the Plan by the Trustee. Other investments are stated at current value based on the latest quoted market price or at fair value as determined by the Trustee.

     Distributions Payable:

     As of December 31, 1994, distributions approved for payment by the Plan are as follows:

       Guaranteed Investment Fund                $48,289
       Equity Income Fund  15,666
     Retirement Growth Fund                       43,685
         Stock Fund                               10,473
         Asset Manager Fund                        5,754
         International Fund                        5,655
         Managed Income Portfolio                135,843

                                                $265,365


     In accordance with generally accepted accounting principles, these payments are not a liability of the plan at December 31, 1994. However, the Department of Labor requires these payments to be recorded as a liability on the Form 5500 - Annual Return/Report of Employee Benefit Plan. Accordingly, the net assets available for benefits as reflected in the Form 5500 are less than the net assets presented on the Statement of Net Assets Available for Benefits.

     Income:

     Interest and dividend income is accrued as earned.

     Net appreciation (depreciation) of investments is comprised of realized and unrealized gains and losses. Realized gains or losses represent the difference between proceeds received upon sale and the average cost of the investment. Unrealized gain or loss is the difference between market value and cost of investments retained in the Plan (at financial statement date). For the purpose of allocation to participants, the Illinova common stock is valued by the Plan at actual cost; however, current value is used at the time of distribution to participants and results in a realized gain or loss as reflected in the Statement of Changes in Net Assets Available for Benefits.

     Expenses:

     Certain expenses incurred in the administration of the Plan are paid by the Plan rather than the Company. The expenses paid by the Plan include ESOP record keeping fees, trustee administrative fees, and guaranteed insurance contract fees. All other expenses incurred in the operation of the Plan are paid by the Company.

     Income Taxes:

     The Plan obtained its latest determination letter on May 16, 1985, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The
Plan has been amended since receiving the determination letter, and an application for a new determination letter has been submitted and is being processed by the Internal
Revenue Service. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue
Code.

NOTE 3 - INVESTMENTS

     Plan investments are received, invested and held by the Trustee. Individual investments that represent 5% or more of the Plan's net assets available for benefits include:

                          December
                          31, 1994
Investment at
Contract Value             Units       Value       Cost
Pacific Mutual Life
Insurance Company 4.85%
Guaranteed Investment
Contract, Maturity
6/30/96                           1  $4,644,002  $4,644,002

Investments at Fair
Value as Determined by
Quoted Market Price
Fidelity Equity Income
Fund                        543,266  16,678,269  15,026,229
Fidelity Retirement
Growth Fund               1,318,884  21,418,676  21,804,505
Illinova Common Stock       702,226  15,339,249  14,260,962
Fidelity Asset Manager
Fund                        444,880   6,152,694   6,471,817
Fidelity Managed Income
Portfolio                 9,104,552   9,104,552   9,104,552

                          December
                          31, 1993

Investments at
Contract Value             Units       Value       Cost

Pacific Mutual Life
Insurance Company 7.51%
Guaranteed Investment
Contract, Maturity
6/30/94                           1   5,526,382   5,526,382
New York Life Insurance
Company 5.6% Guaranteed
Investment Contract,
Maturity 6/30/94                  1   5,004,506   5,004,506
Pacific Mutual Life
Insurance Company 4.85%
Guaranteed Investment
Contract, Maturity
6/30/96                           1   6,432,522   6,432,522
Investments at Fair
Value as Determined by
Quoted Market Price
Fidelity Equity Income
Fund                        436,952  14,786,455  11,266,588
Fidelity Retirement
Growth Fund               1,012,341  18,363,867  16,365,695
Phoenix Balanced Fund       320,720   5,141,146   4,996,121
Illinois Power Company
Common Stock                628,046  13,895,518  13,002,010



NOTE 4 - TRANSACTIONS WITH PARTIES-IN-INTEREST

     At December 31, 1994, the Plan held 702,226 shares of Illinova common stock with a cost and market value of $14,260,962 and $15,339,249, respectively. During the year ended December 31, 1994, the Plan purchased 777,019 shares in 83 transactions at a cost of $15,664,432 and also sold 702,839 shares in 87 transactions, the proceeds of which totaled $14,400,222. Net losses realized on the sales amounted to $5,106. The transactions are allowable party-in-interest transactions under Section 408(e) of the ERISA regulations.

     During the year ended December 31, 1994, the Plan invested in a short-term investment fund at State Street
Bank and Trust Company.  Transactions with the State Street
Short-term Investment Fund included 408 purchases and 337 sales which totaled $15,316,686 and $16,781,660, respectively. These transactions are allowable party-in-interest transactions under Section 408(b)(8) of the ERISA regulations.


                                                  Schedule I
                                                    Item 27a

                   Illinois Power Company
                   Incentive Savings Plan


       Schedule of Assets Held for Investment Purposes
                      December 31, 1994



Identity of Issue/Description of                 Current
Investment                            Cost        Value
Pacific Mutual Life Insurance       $4,644,002   $4,644,002
Company
Fidelity Equity Income Fund         15,026,229   16,678,269
Fidelity Retirement Growth Fund     21,804,505   21,418,676
*Illinova Common Stock              14,260,962   15,339,249
Fidelity Asset Manager Income
Fund                                   554,018      538,098
Fidelity Asset Manager Growth
Fund                                 2,932,229    2,771,638
Fidelity Asset Manager Fund          6,471,817    6,152,694
Fidelity International Growth
and Income Fund                      2,397,293    2,275,832
Fidelity Managed Income
Portfolio                            9,104,552    9,104,552
Participant Loans                            0    2,976,305
                                   $77,195,607  $81,899,315
*A party-in-interest to the Plan


                                                                     Schedule II
                                                                        Item 27d
                             Illinois Power Company
                             Incentive Savings Plan


                       Schedule of Reportable Transactions
                      for the Year Ended December 31, 1994

Identity of Party                 Purchase    Selling       Cost of    Net Gain
Involved/Description of Asset      Price       Price        Asset     or (Loss)
Guaranteed Investment Fund       $1,438,158  $13,757,566  $13,757,566        $0
Fidelity Equity Income Fund       5,326,572    1,895,636    1,566,931   328,705
Fidelity Retirement Growth Fund   7,382,802    2,109,034    1,943,991   165,043
Phoenix Balanced Fund               380,573    5,286,122    5,376,693  (90,571)
Illinova Common Stock            15,664,432   14,400,373   14,405,479   (5,106)
Fidelity Asset Manager Fund       6,813,891      343,148      342,074      1074
Fidelity Managed Income Portfolio
Fund                              9,669,780      565,228      565,228         0
State Street Bank Short Term
Investment Fund                  15,316,686   16,781,660   16,781,660         0


     SIGNATURE


         Pursuant to the requirements of the Securities
Exchange Act of 1934, Illinois Power Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              Illinois Power Company
                              Incentive Savings Plan



                              By /s/ Larry S. Brodsky
                              Larry S. Brodsky
                              Senior Vice-President

      Date: June 27, 1995








                            EXHIBIT INDEX

                       Exhibits Filed Herewith



Exhibit No.      Description
     1           Consent of Independent Accountants









                                                            Exhibit 1


                 CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-60278), as amended, of Illinova Corporation of our report on the Illinois Power Company Incentive Savings Plan for the year ended December 31, 1994, dated June 23, 1995, which is incorporated by reference in this Form 11-K.





By /s/ Price Waterhouse LLP

One Boatmen's Plaza
St. Louis, Missouri
June 26, 1995